FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         FOR THE MONTH OF JANUARY, 2005

                        COMMISSION FILE NUMBER 000-21919


                            DF CHINA TECHNOLOGY INC.
                 (Translation of registrant's name into English)



                              14066 Catalina Street
                             San Leandro, California
                                CA 94577, U.S.A.
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [  ]         No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


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The following sets forth a press release issued on January 21, 2005 by DF China
Technology Inc. Contact: Mr. YU Wai Kit, Eddie Tel: (852) 2255 0688 Fax: (852) 2851 3660


                              FOR IMMEDIATE RELEASE
                 NOTICE AND CALL OF ANNUAL SHAREHOLDERS' MEETING

                          DF CHINA TECHNOLOGY ANNOUNCES
                     RESULTS OF ANNUAL SHAREHOLDERS' MEETING


January 21, 2005, Hong Kong . . . DF China Technology Inc. (OTCBB DFCTF) held its annual shareholders' meeting for its fiscal year 2004 on January 21, 2005. The Company is pleased to announce that the following persons are elected directors:

Dr. FAN Di, Mr. ZHOU Li Yang, Dr. WANG Wei, Dr. Godwin Wong, Dr. Robert FUNG Hing Piu, Mr. Michael J REISER, Mr. Iain F. BRUCE and Mr. Barry J. BUTTIFANT.

Up to date, Dr. Fan Di is the Chairman and Chief Executive Officer of the Company while Mr. ZHOU Li Yang serves as the Chief Financial Officer of the Company.


                                      -End-



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      DF China Technology Inc.




                                      By     /S/ YU WAI KIT, EDDIE
                                        ----------------------------------------
                                         YU Wai Kit, Eddie
                                         Secretary
Date:  January 21, 2005